

January 4, 2023

Weilin Zhang
Chief Financial Officer
Tantech Holdings Ltd
c/o Tantech Holdings (Lishui) Co., Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone , Lishui City
Zhejiang Province 323000
People's Republic of China

>   **Re: Tantech Holdings Ltd**
>   **Form 20-F/A for the Fiscal Year Ended December 31, 2021**
>   **Filed December 23, 2022**
>   **Response Dated November 28, 2022**
>   **File No. 001-36885**

Dear Weilin Zhang:

We have reviewed your November 28, 2022 response to our comment letter and your Form 20-F/A filed December 23, 2022 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2022 letter.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2021

Financial Statements, page F-1

1.   We note that your amended Form 20-F includes only the revised report of your independent registered public accounting firm without the full corresponding set of financial statements. Please file an amended Form 20-F to include the entire Item 17, including the full set of financial statements, as required by Rule 12b-15 of Regulation 12B. Note that the amended filing is to be accompanied by all certifications, updated as appropriate.

You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at (202) 551-3188 or Jason Drory at (202) 551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services